SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 WHX Corporation
                                 ---------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    929248409
                                    ---------
                                 (CUSIP Number)



                                    --------

                                Page 1 of 5 Pages

CUSIP No.  029248409
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mariner Investment Group, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                       (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
    NUMBER                    5)   SOLE VOTING POWER
     OF
    SHARES                         279,480
  BENEFICIALLY              ----------------------------------------------------
   OWNED BY                   6)   SHARED VOTING POWER
     EACH
   REPORTING                       None
    PERSON                   ---------------------------------------------------
     WITH                     7)   SOLE DISPOSITIVE POWER

                                   279,480
                             ---------------------------------------------------
                              8)   SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    279,480
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    |-|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.169%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
--------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------


Item 1(a).           Name of Issuer:

WHX Corporation

Item 1(b).           Address of Issuer's Principal Executive Offices:

110 East 59th Street
New York, New York 10022

Item 2(a).           Name of Person Filing:

Mariner Investment Group, Inc.

Item 2(b).           Address of Principal Business Office or, if None,
Residence:

780 Third Avenue, 16th Floor
New York, New York 10017

Item 2(c).           Citizenship:

New York

Item 2(d).           Title of Class of Securities:

Common Stock Par USD .01

Item 2(e).           CUSIP Number:   929248409

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         |_|   (a)  Broker or Dealer Registered Under Section 15 of the Act

         |X|   (e)  Investment Adviser registered under section 203 of the
                    Investment AdvisersAct of 1940

Item 4.  Ownership.

         (a) Amount beneficially owned: 279,480

         (b) percent of class: 5.169%

         (c) Number of shares as to which such person has:

         (i)    Sole power to vote or to direct the vote:  279,480 (see note 1)

         (ii)   Shared power to vote or to direct the vote: None

         (iii)  Sole power to dispose or to direct the disposition of: 279,480

         (iv)   Shared power to dispose or to direct the disposition of : None

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         All Securities reported in this schedule are owned by advisory clients of Mariner Investment Group, Inc., no one of which to the knowledge of Mariner Investment Group, Inc. owns more than 5% of the class. Mariner Investment Group, Inc. disclaims beneficial ownership of all such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable


Note 1. Mariner Investment Group, Inc. ("Mariner"), is an investment adviser registered under Section 203 of the Investment Advisor Act of 1940, furnishes investment advice to several investment companies exempt from the Investment Company Act of 1940, and serves as investment manager to certain other separate accounts. These investment companies and accounts are the "Funds". In its role as investment adviser or manager, Mariner possesses voting and/or investment power over securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Mariner disclaims benefial ownership of such securities.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                               July 1, 2003
                                          --------------------------
                                                   Date

                                          /s/ Peter J. O'Rourke
                                          --------------------------
                                                 Signature

                                          Peter J. O'Rourke/General Counsel
                                          ---------------------------------
                                                   Name/Title